SI

19007887

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad Dowell 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding & Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry St., Suite 1050	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Dowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial Principal
Title

Notary Public

NATALIE BRUSH
Notary Public
State of Colorado
Notary ID # 20144012690
My Commission Expires 03-20-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>PRESIDENTIAL BROKERAGE, INC.</u>
(SEC File No. 8-43930)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2018
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

PRESIDENTIAL BROKERAGE, INC.

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S-Corporation) as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Presidential Brokerage, Inc.'s management. Our responsibility is to express an opinion on Presidential Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Presidential Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Presidential Brokerage, Inc.'s financial statements. The supplementary information is the responsibility of Presidential Brokerage, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Presidential Brokerage, Inc.'s auditor since 2009.
Denver, Colorado
February 28, 2019

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	206,958
Due from clearing house	$	108,754
Accrued revenue	$	21,139
Prepaid Expenses	$	5,417
Total Current Assets	$	342,268
PROPERTY AND EQUIPMENT, at cost		
Office equipment and furniture	$	311,013
Less accumulated depreciation	$	(311,013)
Total Peoperty and Equipment	$	-
OTHER ASSETS:		
Clearing deposit	$	100,434
Deposit	$	32,569
Total Other Assets	$	133,003
TOTAL ASSETS	$	475,271

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	73,539
Accrued expenses	$	27,148
Accrued contingent liability	$	22,000
Commissions payable	$	116,288
Total Current Liabilities	$	238,975
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 10,000,000 shares, 1,764,333 shares issued and outstanding	$	354,343
Treasury Stock	$	(53,000)
Additional paid in capital	$	921,193
Retained deficit	$	(986,239)
Total Stockholders' Equity	$	236,297
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	475,272

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Total services	$	3,538,748
TOTAL REVENUE	$	3,538,748
OPERATING EXPENSES:		
Salaries and commissions	$	2,575,119
Rent	$	539,710
Advertising	$	194,668
Payroll and other taxes	$	183,073
Other operating	$	75,094
Office expense	$	73,339
Insurance	$	92,194
Outside services	$	83,945
Brokerage charges	$	123,338
Telephone	$	42,188
Registration fees	$	53,221
Client costs	$	5,030
Travel and entertainment	$	37,351
Depreciation	$	2,350
TOTAL EXPENSES	$	4,080,619
NET LOSS	$	(541,872)

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock				
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2018	1,764,333	$ 88,976	-	-	$ 533,596	$ (444,367)	$ 178,205
Stock repurchase	(396,317)		396,317	$ (53,000)			
Stock purchase	5,307,333	265,367			$ 337,597	-	$ 602,964
Capital contribution					$ 50,000		$ 50,000
Net loss	-	-	-	-	$ -	(541,872)	$ (541,872)
BALANCE, DECEMBER 31, 2018	6,675,349	$ 354,343	$ 396,317	$ (53,000)	$ 921,193	$ (986,239)	$ 289,297

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

	All Satisfactory Subordinated Debt	Debt that Qualifies as Equity Capital
BALANCE, JANUARY 1, 2018	$ 403,000	$ 403,000
Increases: Debt issued and accrued interest	-	-
Decreases: Debt Converted to common stock	(403,000)	(403,000)
BALANCE, DECEMBER 31, 2018	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(541,872)
Increase (decrease) in cash resulting from change in:		
Due from clearing house	$	(62,661)
Prepaid Expenses	$	(5,417)
Accrued revenue	$	(2,053)
Accounts payable	$	20,647
Accrued expenses	$	5,410
Accrued client cost	$	2,000
Commissions payable	$	92,081
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(491,864)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposits	$	2,926
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	2,926
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subordinated note conversion	$	(403,000)
Treasury Stock Repurchase	$	(53,000)
Proceeds from issuance of stock	$	602,964
Paid In Capital	$	50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	196,964
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	(291,974)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	498,932
CASH AND CASH EQUIVALENTS, END OF YEAR	$	206,958

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company's securities business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $1,000,000 in year of acquisition. This method of writing off up to $1,000,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company operates in California which imposes a minimum franchise tax of $800.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2018.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events thorough the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2018, the Company's net capital was $198,311.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

4. Commitment and Contingencies

Lease Commitment

The Company incurred rental expense of $539,710 in 2018 under four operating lease agreements for office space in Denver, Loveland, Colorado Springs.

The non-cancellable Denver lease expired May 31, 2014. The Company signed a third amendment to a non-cancellable lease effective September, 2013, referred to as an Expansion Lease for additional rentable space through May, 2021. Monthly rent is $27,000.

The Company signed a lease agreement for the Colorado Springs location effective July, 2013. Monthly rent was $12,875. The lease term was 60 months and expired June 30, 2018. The Company signed a lease agreement for an executive office in Colorado Springs effective July 2018 for a 6 month term and renewed the lease on January 1, 2019 for 6 months ending on June 30, 2019. The monthly rent is $875.

The Loveland, Colorado lease was signed in July, 2011. Monthly rent is $7,765. The lease expired on January 31, 2019. The Company signed a sub-lease to relocate the Loveland office effective January 1, 2019 for a 14 month term expiring on February 29, 2020. The monthly rent is $5,363.

Future minimum lease payments under these leases through May, 2021 are:

2019	$396,008
2020	$334,726
2021	$135,000
	$865,734

Contingencies

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. For the year ended December 31, 2018, the Company has accrued a liability of $22,000 for potential claims.

5. Common Stock Issued and Repurchased

During 2018 the firm issued common shares totaling 5,307,332 to the new investors described in Note 7. Accordingly, $265,367 was allocated to common stock with a stated value of $.05 per share and $337,597 was allocated to additional paid in capital.

During 2018 the firm repurchased shares from two employees where no longer employed by the firm. The total number of shares repurchased were 396,317 at a cost of $53,000 and were place in Treasury in anticipation of future reissuance.

In September 2018 there was a net capital contribution in the amount of $50,000 with no shares issued.

6. Subordinated Loan Agreement-Control # 3A-E-SLA-1408797

Lender: Presidential Holding, LLC
Maturity Date: September 30, 2020
Amount: $400,000
Interest rate: 3%
CRD # 28784

An agreement was entered into on September 15, 2017 between Presidential Holding, LLC (the lender) and Presidential Brokerage, Inc. (the Broker/Dealer). FINRA approved the agreement October 2, 2017 (the effective date). Appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of the subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted. The proceeds shall be dealt with in all respects as capital of the Broker/Dealer, and is subject to the risks of the business, and the Broker/Dealer has the right to deposit the proceeds into accounts of Presidential Brokerage, Inc. The proceeds shall be maintained as capital subject to the provisions of paragraph (e) of Rule 15c3-1.

Effective January 2018 the subordinated loans were reassigned to the three investors in the investor group individually. In May 2018, following the approval of the CMA by FINRA, the three subordinated loans were converted to equity capital as described in Note 5.

7. Change of Control

The Company and a majority of the Shareholders (including all officers) entered into an agreement by which new investors and key personnel ended up purchasing 5,657,332 common shares, including the issuance of the 350,000 additional shares. This transaction represents 80% of the issued shares of the Company, leaving the current Shareholders with 1,414,333 shares or 20% of the issued shares of the Company. The transactions herein was to be done in three phases: first, a $200,000 purchase of 350,000 common shares, or 20% of the outstanding shares by Gary Nemer (later equally divided between Gary Nemer, Scott Winters and William Nelson). This was completed July 31, 2017. Second, funding of the Equity Subordinated Loan Obligation of $400,000 effective date Oct. 2, 2017. Third phase is the Conversion and full satisfaction of the Equity Sub Loan Obligations in consideration for the issuance of 5,307,332 remaining Investor Shares along with funding of the of the additional equity investment of $200,000 upon FINRA CMA approval, which was completed with the conversion of the Equity Sub Loans in May 2018 and the additional equity investment of $200,000 in May and June 2018.

SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

STOCKHOLDERS' EQUITY	$236,297
DEDUCTIONS:	
Non-allowable assets	(37,986)
NET CAPITAL	$198,311
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$100,000

AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$239,036
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	120.54

There were no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA.

SCHEDULE I

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Presidential Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Presidential Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Presidential Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Presidential Brokerage, Inc. stated that Presidential Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Presidential Brokerage, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Presidential Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 28, 2019

PRESIDENTIAL BROKERAGE, INC.;

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members if management of Presidential Brokerage, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission 9"SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2018 through December 31, 2018.

Presidential Brokerage, Inc.

By:

[signature] CEO

Name and Title

2/23/19

Date

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Presidential Brokerage, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Presidential Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating Presidential Brokerage, Inc.'s compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Presidential Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Presidential Brokerage Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Presidential Brokerage, Inc.'s and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2495********************MIXED AADC 220
43930 FINRA DEC
PRESIDENTIAL BROKERAGE INC
6445 DTC PKWY STE 1100 STE
GREENWOOD VILLAGE, CO 80111-3056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 139
B.	Less payment made with SIPC-6 filed (exclude interest) 7/24/2018 Date Paid	(183)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(44)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (44)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(44)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 2 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,538,748
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) *Expenses other than advertising, printing, registration fees and legal fees deducted in determining net* profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,290,939
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	123,338
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 27,743	
Enter the greater of line (i) or (ii)	27,743
Total deductions	3,442,020
2d. SIPC Net Operating Revenues	$ 92,727
2e. General Assessment @ .0015	$ 139
	(to page 1, line 2.A.)